Mail Stop 3561
      February 16, 2006


Michael P. Paolillo, Esq.
Senior Vice President and Counsel
GE Consumer Finance
1600 Summer Street, 3rd Floor
Stamford, CT  06927

Re:	RFS Holding, LLC
	Registration Statement on Form S-3
	Amendment No. 1 filed January 30, 2006
      File No. 333-130030

Dear Mr. Paolillo,

      We have limited our review of your amended filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It appears that the pooling and servicing agreement you have incorporated by reference does not fully comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.
2. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

General
3. We reissue prior comment 5 in part. Please confirm that you will include a separately captioned section that includes all information that may be required by Item 1119 of Regulation AB, both 1119(a) and
1119(b). We suggest this information appear in the "Certain Relationships and Related Transactions" section you reference in your response. Please also tell us whether you intend to include any information in the supplement in this regard.

Base Prospectus

Representations and Warranties of the Depositor, page 41
4. It does not appear you have made the revision indicated by your response to prior comment 23. Please clarify.

* * * * *

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3814 with any other questions.

      Regards,


      Sara W. Dunton
Senior Attorney








cc:	Via Facsimile (312) 706-8328
      Julie A. Gillespie, Esq.
      Mayer, Brown, Rowe & Maw LLP
      Chicago, Illinois 60606-4637
      (312) 701-7132
Michael P. Paolillo, Esq.
GE Consumer Finance
February 16, 2006
Page 1